Exhibit 99.1

 1  B Li  INVESTOR PRESENTATION June 2, 2025  : IONR  www.ioneer.com  ASX : INR  Rhyolite Ridge Project Reserve & Economics Update

 Disclaimer  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  4  This presentation has been prepared as a summary only and does not contain all information about ioneer Ltds (ioneer or the Company) assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to ioneer’s securities. The securities issued by ioneer are considered speculative and there is no guarantee that they will make a return on the capital invested, that dividends will be paid on the shares or that there will be an increase in the value of the shares in the future.  ioneer does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by ioneer are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position. Investors should make and rely upon their own enquiries before deciding to acquire or deal in the Company's securities.  Forward Looking Statements  Various statements in this presentation constitute statements relating to intentions, future acts and events which are generally classified as “forward looking statements”. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other important factors (many of which are beyond the Company’s control) that could cause those future acts, events and circumstances to differ materially from what is presented or implicitly portrayed in this presentation.  For example, future reserves described in this presentation may be based, in part, on market prices that may vary significantly from current levels. These variations may materially affect the timing or feasibility of particular developments.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential” and similar  expressions are intended to identify forward-looking statements.  ioneer cautions security holders and prospective security holders to not place undue reliance on these forward- looking statements, which reflect the view of ioneer only as of the date of this presentation.  The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Except as required by applicable regulations or by law, ioneer does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.  Competent Persons Statement  In respect of Mineral Resources and Ore Reserves referred to in this presentation and previously reported by the Company in accordance with JORC Code 2012, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public reports titled “February 2025 Mineral Resource Estimate” dated 5 March 2025 and “Ore Reserve Quadruples; Reaffirms Robust Project Economics” dated 2 June 2025, released on ASX. Further information regarding the Mineral Resource estimate and Ore Reserve can be found in those reports. All material assumptions and technical parameters underpinning the estimates in the reports continue to apply and have not materially changed.  In respect of production targets referred to in this presentation, the Company confirms that it is not aware of any new information or data that materially affects the information included in the public report titled “Ore Reserve Quadruples; Reaffirms Robust Project Economics” dated 2 June 2025. Further information regarding the production estimates can be found in that report. All material assumptions and technical parameters underpinning the estimates in the report continue to apply and have not materially changed.  No offer of securities  Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell ioneer securities in any jurisdiction or be treated or relied upon as a recommendation or advice by ioneer.  Reliance on third party information  The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by ioneer.  Lithium Carbonate Equivalent  The formula used for the Lithium Carbonate Equivalent (LCE) values quoted in this presentation is:  LCE = (lithium carbonate tonnes produced + lithium hydroxide tonnes produced * 0.880  Note  All $’s in this presentation are US$’s except where otherwise noted.

 Rhyolite Ridge Project Update  A unique lithium-boron deposit of strategic importance to the U.S.  Rhyolite Ridge Ore Reserve more than quadrupled from 60 to 247 million tonnes underpinning a mine life of 95 years  All-in sustaining cash cost places the Project in the bottom quartile of the global lithium cost curve  Large, Long-life Resource with verified expansion potential  De-Risked Project that is permitted, shovel ready, with Off-takes, and US$996 million in low-cost debt  2 Updated economics confirm strength and resilience of Project at prevailing weak lithium prices  3  4  5  6 Partnering Process begun to advance development of Project  1  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  4

 Ore Reserve More Than Quadruples  1 See Company announcement titled “Ore Reserve Quadruples; Revised Project Economics” dated 2 June 2025.  Reserves  Contained Equivalent Grade (%)  Contained Equivalent Tons (kst)  Tonnage (kst)  Li Grade (ppm)  B Grade (ppm)  Li2Co3  H3BO3  Li2Co3  H3BO3  Ore Reserve  Proved  39,428  1,823  13,235  0.97  7.57  383  2,984  Total Hi-B  Probable  51,812  1,632  11,640  0.87  6.66  450  3,448  Sub-total Hi-B (Stream 1)  91,240  1,715  12,329  0.91  7.05  833  6,432  Proved  46,321  1,358  1,348  0.72  2.04  335  357  Total Lo-B  Probable  109,065  1,300  1,425  0.69  0.82  755  889  Sub-total Lo-B (Streams 2 & 3)  155,386  1,318  1,402  0.70  1.18  1,089  1,246  Total Proved & Probable Ore Reserve  246,626  1,465  5,445  0.78  9.32  1,922  7,678  1  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  4  Underpins mine life of 95 years

 Compelling Updated Economics  2  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  4  Key metrics of Current Update  Current LOM Estimate  Years 1-25  Unlevered NPV8  $1,367 million  Levered NPV8  $1,469 million  Avg. LOM Annual Revenue  $497 million  $619 million  Avg. Annual Lithium Production  18,800 tpa  21,200 tpa  Avg. Annual Boric Acid Production  60,400 tpa  116,400 tpa  Ore Reserves  246.6 Mt  Life of Mine  95 years  Average Annual EBITDA  $319 million  $406 million  Capital Costs  $1,667.9 million AACE Class 2 estimate  Unlevered IRR  14.5%  Levered IRR  18.3%  Payback Period  8.0 years (from operations)  Confidence Level  P65  See Company announcement titled “Ore Reserve Quadruples; Reaffirms Robust Project Economics” dated 2 June 2025.

 Project Capex Reconciliation  2  21.3  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  4  65.4  311.0  146.8  225.1  98.2  64.5  1.3  1,667.9  785.5  600  Estimate Class 3  Estimate Summary Reconciliation - Class 3 2020 vs Class 2 2024  122.1  Changes  Equipment and Material Qty Increase  Equipment and Material Cost Increase  Indirect Cost  EPCM  Escalation and Contingency  Evaporator / Crystallization Option  Sunk Costs Removal  Owner's Cost  Estimate Class 2  US$ x Million

 Rhyolite Ridge Operating Costs – In the Bottom Quartile  3  LOM Production OPEX  14%  Mine Operating Costs  Processing Facility Operating Costs  86%  4% Sulphur Supplies &  13% Transport  Hydrated Lime Supplies  Reagents & Transport  16% ~51% of  Opex Soda Ash Supplies &  67% Transport  Other Reagent Costs  Co-production of boric acid and lithium using one mining and processing flowsheet, provides a boric acid revenue credit to LCE/t C1 and ASIC OPEX  Rhyolite Ridge AISC OPEX2  Provides resilience through lithium commodity downturns  1 C1 OPEX cost is defined as the net direct cash cost, or simply the cost of production including the costs of mining, processing, transportation, marketing, and onsite administration. 2 ASIC OPEX includes C1 OPEX, sustaining capital expense and interest expense. Source: Ioneer internal analysis and Benchmark Mineral Intelligence with lithium carbonate price from Benchmark Mineral Intelligence Lithium Price Assessment 30 April  2025 CIF Asia Spot price.  -  2,000  4,000  6,000  8,000  10,000  20,000  18,000  16,000  14,000  12,000  -  100  200  300  400  500 600 700 800  Illustrative 2025e Production (Kt LCE)  900  1,000  1,100  1,200  1,300  Lithium Carbonate Price:  US $8,570/tonne  AISC OPEX  Years 1-25: $5,745/t  LEGEND  Ioneer  Other Lithium Operations  Illustrative 2025e ASIC Operating Expense (US%/t LCE)  C11 OPEX  $3,858 / LCE tonne (Years 1-25)  $6,237 / LCE tonne (LOM)  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  4

 Rhyolite Ridge Lithium & Boric Acid Production (Years 1-25)  3  11  20  23  23  22  21  19  20  20  19  19  18  19  18  18  19  19  19  20  19  19  19  19  18  19  43  32  46  93  108  125  128  105  79  92  98  72  111  90  124  147  155  147  173  147  174  166  167  140  131  54  52  69  115  130  145  147  125  99  111  118  90  130  108  142  166  174  166  192  166  193  185  186  158  150  0 kpta  25 kpta  50 kpta  75 kpta  100 kpta  125 kpta  150 kpta  175 kpta  200 kpta  225 kpta  2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048 2049 2050 2051 2052  Boric Acid  Lithium Product (LCE)  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  4  Contribution of boric acid is key to Project economics in low lithium price cycles

 Diversified Revenue Streams Provide Stability  3  1 Ioneer market study, source Bloomberg L.P.  Contribution of boric acid is key to Project economics in low lithium price cycles  53%  40%  34%  30%  24 %  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  10  18%  17%  17%  13 %  Lithium Carbonate (Battery Grade)  Natural Gas  Met Coal  Oil  Nickel  Copper  Zinc  Aluminum  Boric Acid  Historical Price Volatility | 15 Years

4 Substantially De-Risked Project

Permitted

Final Federal permit received in October 2024[1]

- The BLM issued a positive Record of Decision (ROD) concluding the NEPA process

Shovel Ready

70% Engineering design complete

- Industry leading partners
- Proven technology & equipment
- Technically led approach - + $200 m invested

Offtakes In Place

Lithium & Boron offtake Placed

- Signed lithium offtakes with Ford, EcoPro, PPES and Dragonfly
- Signed boron offtake and sales agreements

Low-Cost Debt

U.S DOE loan for $996 million[2]

- Low interest
- Long tenor
- Government loan



[1] See announcement dated 20 January 2025 entitled "Rhyolite Ridge Lithium-Boron Project closes upsized US$996 million loan from U.S. Department of Energy to accelerate domestic critical mineral production".

10 INVESTOR PRESENTATION June 2025 Nasdaq : IONR ASX : INR www.ioneer.com

Fully Permitted Project with Path to Production  2007-2018  2019-2021  2022-2024  2016  2018  2007  Global Geoscience listed on ASX  Initial interest  in Rhyolite Ridge Project Acquired  First exploration drilling activity  Name changed to Ioneer  Rhyolite Ridge PFS published.  2019  Commenced environmental baseline studies  2020  Results of DFS published  2021  Receipt of Air Quality and Water Pollution Control permits from Nevada  2022  2024  NASDAQ listing  Listing of Tiehm’s buckwheat and designation of critical habitat under Endangered Species Act  Publication of Notice of Intent by BLM  Draft Environmental Impact Statement Issued  Final EIS Published  Positive Record of Decision Issued by BLM  2025+  2025 YTD  Next Steps  Secure strategic partner  Make a “Final Investment Decision”  4  DOE $996 million Loan to support development of an on-site processing facility at the Rhyolite Ridge Project  Significant increase in Mineral Resource  Rhyolite Ridge Reserve and economic update  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  10

 Rhyolite Ridge - a U.S. Shovel Ready Project  Over 70% Engineering Design Complete  4  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  10

 Proposed Rhyolite Ridge Process Plant – Stage 1  Ore Handling/ Sizing and Storage  Sulphuric Acid Plant  Vat Leach Plant  Sulphur Supply  Power Plant  Plant Utilities  Boric Acid Circuit  Reagents  Lithium Carbonate Circuit  Evaporation/ Crystallization  Engineering rendering of the Rhyolite Ridge Processing Plant  4  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  10

 Rhyolite Ridge has the Right Partners  Technically led approach  EPCM  Acid Plant  Maint. & Support  Lime  Leaching  Pumps  Haulage System  Evaporation and  Crystallization  Material  Handling  Power and Controls  Environmental  Flotation  >US$200m  invested to date  PFS, Pilot Plant, DFS completed, Engineering ready. Fluor is EPCM  Signed binding lithium offtake agreements  Funding  U.S. Dept of Energy Loan Programs Office loan of up to US$996m1  Looking to move forward with a strong equity partner who can help see the project into production.  1 See announcement dated 20 January 2025 entitled “Rhyolite Ridge Lithium-Boron Project closes upsized US$996 million loan from U.S. Department of Energy to accelerate domestic critical mineral production”  4  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  10

 Large and Expandable Resource  1 See Company announcement titled “February 2025 Mineral Resource Estimate” dated 5 March 2025.  Rhyolite Ridge has a large, long-life Resource with substantial expansion potential  Potential Expansion Projects  Large and expandable Resource is  driving Expansion Potential  Summary of February 2025 Mineral Resource Estimate  Contained  Type  Stream  Classification  Tonnage  Li  B  Li2CO3  H3BO3  (ktonnes)  (ppm)  (ppm)  (ktonnes)  (ktonnes)  High B  1  Total  178,625  1,624  11,754  1,544  12,005  Low B  2  Total  273,973  1,223  1,434  1,783  2,247  3  Total  57,775  2,089  1,231  642  407  ALL  Grand Total  510,373  1,461  5,023  3,969  14,659  5  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  10

 Overall Cost of Reagents Driving Optimisation  5  51% of Operating Costs in reagent materials and transport  Area where Ioneer has focussed on optimisation  Reduced leach time improves acid yield, allowing for higher throughput  Results in 7-14% higher LCE and BAE output  Not included in today’s economics  Will be included once higher throughput mine plan is finalised  LOM Operating Costs by Area  14%  22%  29%  15%  8%  6%  6%  Mine Operating Costs  Reagents Transport  Reagents Material  Personnel Costs for Processing  Fuel Costs for Processing  Product packaging & Transport  Other Materials, Services,  Supplies & Leases  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  10

 Status of Partnering Process  6  Planning for a Strategic Partnering Process has begun  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  10  Goldman Sachs engaged to assist with the formal  Strategic Partnering process  We have relaunched a strategic partnering process in search of a partner who can help accelerate the development of Rhyolite Ridge  Activities to date have included updating a data room and preparing materials. Outreach is expected to commence in Q2 2025  The process will be thorough and is expected to take a minimum of 4 months. Shareholders will be kept informed of progress on the process

 Rhyolite Ridge Next steps  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  10  1 All future dates subject to change without notice  Secure equity financing to sit alongside U.S. Government debt ($996 M)  Final Investment Decision once equity and debt are in place  Construction Phase. Expected to take approximately 36 months (including long lead items)  First Production – 36 months from FID1  Pathway to future growth

 Key Takeaways  Shovel Ready Permitted Engineered Offtakes in place  US government debt Water  Expandable 510Mt Resource 247Mt Ore Reserve Stage 1 = 2.6Mtpa  Multiple future stages possible  High and low boron streams  Robust Economics  June 2025 Update  REVENUE US$619M/YR  EBITDA US$406M/YR NPV US$1,367M  IRR 14.5%  Dual Revenue  75% from Li and 25% from B  Uncorrelated commodity pricing  Low cost after boron  credit  Synergy benefits for expansion  Unique Deposit  Sedimentary lithium & boron  High & low boron Integrated mine and  chemical plant  High recoveries, low energy input, small footprint  A rare, long-life, permitted, shovel ready project in the U.S.  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  10

 20  www.ioneer.com.  ir@ioneer.com  Questions  Future U.S. Lithium & Boron Producer

 Corporate Snapshot  Capital Structure  (As at 2 June 2025)  Shares Outstanding  2.4b  Performance Rights And Options Outstanding  64.9m  Cash Balance– 31 Mar 20251  US$14.1m  Share Price ASX – 30 May 2025  A$0.12  ADR Price NASDAQ (1 ADR = 40 ASX Shares)  US$3.43  Market Capitalisation – 30 May 2025  A$283m  Research Coverage  Total Shareholder Composition  As at 30 April 2025  Total Shares by Geography  As at 30 April 2025  27.3%  28.6%  13.2%  6.8%  0.3%  0.8%  4.9%  18.1%  Institutional Investors  Retail  Corporation/Non-Profit  Related Parties  Unallocated DRs  Broker  Custodian  Unanalysed  1Cash balance is based off the latest quarterly information and is unaudited and unreviewed. See Company announcement titled “March 2025 – Quarterly Activities Report” dated 15 April 2025.  47.6%  34.5%  1.9% 6.8%  0.8%  8.4%  Australia  North America  Asia  United Kingdom  Rest of Europe  Rest of World  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  22

 Proven & Experienced Team  Experienced Board of Directors  ALAN DAVIES  Non-executive Director Former Chief Executive, Energy & Minerals of Rio Tinto  ROSE McKINNEY-JAMES  Non-executive Director Former President and CEO of Corporation for Solar Tech & Renewable Resources  JAMES D. CALAWAY  Executive Chair Former Non-executive chair of Orocobre Ltd  MARGARET WALKER  Non-executive Director Former VP Engineering and Technology Centers, Dow Chemical  TIM WOODALL  Non-executive Director 30 years’ experience in M&A and finance, with expertise in the energy sector  BERNARD ROWE  Managing Director CEO & Founder  Best-in-class Management Team with Industry Experience  IAN BUCKNELL  CFO & Company Secretary  MATT WEAVER  Snr VP Engineering & Operations  CHAD YEFTICH  VP Corporate Development & External Affairs  KEN COON  VP Human Resources  YOSHIO NAGAI  VP Commercial Sales & Marketing  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  22

 South Basin Resource Estimate Feb 2025  INVESTOR PRESENTATION  June 2025  : IONR  ASX : INR  www.ioneer.com  22  Contained  Stream  Classification  Tonnage  Ktonnes  Li  ppm  B  ppm  Li2CO3  Wt. %  H3BO3  Wt. %  Li2CO3  (kt)  H3BO3  (kt)  1  Searlesite: High-boron lithium mineralisation (low clay content)  Measured  64,380  1,752  12,670  0.93  7.24  600  4,664  Indicated  87,372  1,551  11,280  0.83  6.45  721  5,636  Inferred  26,873  1,554  11,102  0.83  6.35  222  1,706  Total S1  178,625  1,624  11,754  0.86  6.72  1,544  12,005  2  Low–boron lithium mineralisation (low clay content)  Measured  68,713  1,257  1,554  0.67  0.89  460  611  Indicated  145,061  1,196  1,583  0.64  0.90  923  1,313  Inferred  60,199  1,249  941  0.66  0.54  400  324  Total S2  273,973  1,223  1,434  0.65  0.82  1,783  2,247  3  Low-boron lithium mineralisation (high clay content)  Measured  19,191  2,203  1,552  1.17  0.89  225  170  Indicated  29,066  2,112  1,187  1.12  0.68  327  197  Inferred  9,518  1,789  716  0.95  0.41  91  39  Total S3  57,775  2,089  1,231  1.11  0.70  642  407  ALL  Grand Total  510,373  1,461  5,023  0.78  2.87  3,969  14,659  1 See Company announcement titled “February 2025 Mineral Resource Estimate” dated 5 March 2025.